FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE  VICTORIA  3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“ This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	10,607,554	481,734

4	Total consideration paid or payable for the shares	$422,473,388	$19,767,714

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $41.31 date: 6-Feb-07	highest price paid: $41.30

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $40.78

highest price allowed under rule 7.33: $42.97

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$57,758,898.55

Compliance statement

1.                                              The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                              There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 9/2/07

Print name:	BRENDAN T CASE, Associate Company Secretary

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,027,467	343,317

4	Total consideration paid or payable for the shares	$357,823,666.57	$13,976,332.07

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $40.94 date: 03 -Jan 07	highest price paid: $40.98

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $40.45

highest price allowed under rule 7.33: $42.32

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$128,200,001.36

Compliance statement

1.                                              The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                              There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 02 Feb 07

Print name:	BRENDAN T CASE, Associate Company Secretary

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,370,784	314,000

4	Total consideration paid or payable for the shares	$371,799,998.64	$12,813,398.00

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $40.98 date: 01 -Feb 07	highest price paid: $40.92

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $40.70

highest price allowed under rule 7.33: $42.40

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$115,386,603.36

Compliance statement

1.                                              The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                              There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 05 Feb 07

Print name:	BRENDAN T CASE, Associate Company Secretary

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,684,784	288,272

4	Total consideration paid or payable for the shares	$384,613,397	$11,774,960

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $40.98 date: 1ST FEB 07	highest price paid: $41.01

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $40.64

highest price allowed under rule 7.33: $42.4998

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$103,611,643.45

Compliance statement

1.                                              The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                              There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 6TH February 2007

Print name:	BRENDAN T CASE, Associate Company Secretary

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,973,056	310,055

4	Total consideration paid or payable for the shares	$396,388,357	$12,746,206

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $41.01 date: 5-Feb-07	highest price paid: $41.31

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $40.77

highest price allowed under rule 7.33: $42.63

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$90,865,437.45

Compliance statement

1.                                              The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                              There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 7/2/07

Print name:	BRENDAN T CASE, Associate Company Secretary

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	10,283,111	324,443

4	Total consideration paid or payable for the shares	$409,134,563	$13,338,825

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $41.31 date: 6-Feb-07	highest price paid: $41.25

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $41.02

highest price allowed under rule 7.33: $42.83

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$77,526,612.37

Compliance statement

1.                                              The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                              There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 8/2/07

Print name:	BRENDAN T CASE, Associate Company Secretary

ASX announcement

Thursday 8 February 2007

nabCapital outlines strategic priorities

National Australia Bank Limited today outlined the strategic direction and priorities of its nabCapital business.

“We now have a stable business that takes a client-focused approach to delivering results for nabCapital and the National Australia Bank,” Group Chief Executive Officer, Mr John Stewart said.

“The business makes more efficient use of capital and is positioned to grow revenue and deliver a sustainable return on equity,” he said.

Mr John Hooper, CEO of nabCapital, and members of his Executive Committee briefed the market and media on the business model and strategy for growth.

“We have reshaped the business, we have a sound strategy in place to deliver improved return on equity, and the quality of our leadership and our cultural initiatives are geared towards delivering the strategy,” Mr Hooper said.

“Our focus is developing our existing customer base and creating new products for customers with investment needs.

“We are also improving our capital efficiency which improves shareholder returns. This is an on-going task for nabCapital.

“We are investing in the business to enhance our capabilities,” he said.

For further information:

Jim Stiliadis
Head of Corporate Affairs, nabCapital
T  03 8641 3958
M  0414 534 703

Hany Messieh
Head of Investor Relations
T  03 8641 2312
M  0414 446 876

nabCapital Market Briefing February 2007

Agenda Where we have come from Who we are and what we do Delivering sustainable returns in the future

In 2004 we identified four issues for our business Ineffective risk practices Culture weaknesses Unsustainable revenue growth Business inefficiency

We successfully stabilised our business Effective risk practices Risk management embedded within nabCapital Compliance behaviour – eg reduction in limit breaches Internal Model reaccredited Developing culture Quality gates drive behaviours and compliance Comprehensive cultural plan linked to strategy Leadership role modelling Sustainable revenue growth Introduced OWD model Re-opened FX Options desk Expanded product range Business efficiency Refocused geographic footprint and product suite Reduced low yielding risk weighted assets

Agenda Where we have come from Who we are and what we do Delivering sustainable returns in the future

nabCapital operates globally and leverages the Group’s regional businesses 23.6 114.5 Total External Assets ($bn) 5.4 2,075 FTE (#) 14.6 618 NPAT* ($m) 10.0 1,516 Revenue ($m) nabCapital as % of Group nabCapital As at September 2006 *cash earnings before significant items

We have shaped our business around our capabilities and client need Corporate Finance/ Lending Structuring and Investments Major Corporates, Financial Institutions Markets Clients Support People & Communications Finance and Risk Management Services Trade Finance Transactional Services Custodian Services Business Banking Lines Outside nabCapital Relationships Retail, Wealth and Business operations of the Group

nabCapital revenue by region United Kingdom 24% New Zealand 12% Australia 64% (inc. USA and Asia)

We operate differently in different markets Australia Relationship management of top tier corporates and financial institutions Strong market share in bonds and syndications Growing Corporate Finance capability Collaboration with Australian region Hong Kong and New York offices support the Australian franchise

We operate differently in different markets United Kingdom Relationship management of mid size corporates and financial institutions Embedded alongside iFS offices regionally Collaboration with UK region Focused development of products and capabilities

We operate differently in different markets New Zealand Relationship management of top tier corporates and financial institutions Collaboration with BNZ Capability across all key product lines

Moved to higher return and more sustainable revenue base Cross sales and capability expansion lift Markets Sales and Corporate Finance Lower appetite for volatility and low yielding assets reduce reliance on Lending and Trading

Our work has started to enhance shareholder returns Active capital management and growth strategies. Released $23bn of RWAs since January 2005 when program began. Lower RWAs despite increase in new business / origination activity. 0.78% 0.97% 0.71% 55.0 60.0 65.0 70.0 75.0 80.0 Sep-04 Sep-05 Sep-06 A$M 0.50% 0.70% 0.90% 1.10% Spot Risk Weighted Assets (RWA's) @ Year End (LHS) Return on RWA - Average (Using Internal Model for C3) (RHS) 1 1 – Return based on AGAAP

Agenda Where we have come from Who we are and what we do Delivering sustainable returns in the future

Originate-Warehouse-Distribute – connecting our clients Borrowers/Issuers End Investors Client Coverage Distribution Asset sales & Trading Originate Warehouse Distribute Origination/Underwriting Repackage Risk Portfolio Management

Originate-Warehouse-Distribute – connecting our clients Borrowers/Issuers End Investors Client Coverage Distribution Asset sales & Trading Originate Warehouse Distribute Origination/Underwriting Repackage Risk Portfolio Management What do we mean by originate? Connecting our clients Our approach to client service and coverage

Originate-Warehouse-Distribute – connecting our clients Borrowers/Issuers End Investors Client Coverage Distribution Asset sales & Trading Originate Warehouse Distribute Origination/Underwriting Repackage Risk Portfolio Management What is the warehouse? Balance sheet management New investor product

Originate-Warehouse-Distribute – connecting our clients Borrowers/Issuers End Investors Client Coverage Distribution Asset sales & Trading Originate Warehouse Distribute Origination/Underwriting Repackage Risk Portfolio Management Why distribution is important Developing our capability Initial successes

Originate-Warehouse-Distribute – connecting our clients Borrowers/Issuers End Investors Client Coverage Distribution Asset sales & Trading Originate Warehouse Distribute Origination/Underwriting Repackage Risk Portfolio Management Speed of product development Simple, flexible operating platform Product breadth and quality

Originate-Warehouse-Distribute – connecting our clients Borrowers/Issuers End Investors Client Coverage Distribution Asset sales & Trading Originate Warehouse Distribute Origination/Underwriting Repackage Risk Portfolio Management Speed of product development Simple, flexible operating platform Product breadth and quality

Originate-Warehouse-Distribute – connecting our clients Borrowers/Issuers End Investors Client Coverage Distribution Asset sales & Trading Originate Warehouse Distribute Origination/Underwriting Repackage Risk Portfolio Management Speed of product development Simple, flexible operating platform Product breadth and quality

Culture Borrowers/Issuers End Investors Client Coverage Distribution Asset sales & Trading Originate Warehouse Distribute Origination/Underwriting Repackage Risk Portfolio Management Speed of product development Simple, flexible operating platform Product breadth and quality Originate-Warehouse-Distribute – connecting our clients

We are aligning our culture to our model Corporate Principles Backing you to Succeed Accountable Adaptable and flexible Entrepreneurial Collaborative

In summary Business reshaped to deliver sustainable returns Sound strategy in place Leadership focus and culture driving implementation

Disclaimer This document is a presentation of general background information about the Group’s activities current as at the 8th February 2007. It is information in a summary form and does not purport to be complete. It should be read in conjunction with the National Australian Bank Limited 2006 Full Year Results filed with the Australian Stock Exchange on 3 November 2006. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate. This announcement contains certain "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. The words "anticipate", "believe", "expect", "project", "estimate", "likely", "intend", "should", "could", "may", "target", "plan" and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see "Presentation of Information - Forward-Looking Statements" and "Risk Factors" in the Group's Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

nabCapital Market Briefing February 2007

Appendix - nabCapital Executive Committee members Anthony Grayson Managing Director, Head of nabCapital New Zealand Anthony (Ant) Grayson heads up nabCapital’s operations in New Zealand. He joined Bank of New Zealand in Wellington in November 1996 as Head of Corporate Banking - Central and Southern. Three years later he moved to Auckland to take up the position of Head of Corporate Banking - New Zealand on 1 October 1999. He has been in his current role since July 2002. Ant has more than 20 years’ experience in wholesale markets having previously worked at South Pacific Merchant Finance for 10 years. John Hooper Chief Executive Officer, nabCapital John has been has been with National Australia Bank since 1996. He was Executive General Manager of the former Institutional Markets & Services division since 2004, which became nabCapital in October 2006. John has more than 20 years’ experience in merchant and investment banking. His previous roles at NAB included General Manager of the Specialised Finance Group which consisted of Project Finance, Asset Finance, Structured Finance and Leveraged Finance. Prior to this, he spearheaded the European Corporate Finance division and was one of the founding members of the European Structured Finance team. He joined NAB from Henry Ansbacher & Co Limited where he worked for two years on cross-border acquisition and structured asset finance transactions. Before this he spent more than nine years, including a four year stint in Los Angeles, with Kleinwort Benson working on a broad range of merchant banking activities. John holds a Bachelor of Science Degree (Economics) from the London School of Economics and a Masters Degree from the University of York in the UK.

Appendix - nabCapital Executive Committee members



Bruce Rose

Managing Director, Head of nabCapital UK

Bruce was appointed to lead nabCapital's UK business in July 2006. Previously Bruce was Chief Operating Officer of Institutional Markets & Services (IMS) from September 2004, and prior to that was General Manager Services.

Bruce's banking career spans 35 years in the National and includes a number of senior appointments across both support and line functions in Australia and off-shore.

He is also a Board Director of CLS Group Holdings AG which is the Swiss company established by the major banks globally to eliminate settlement risk associated with clearing foreign exchange transactions.



Cindy Batchelor

Managing Director, Head of People & Communications, nabCapital

Cindy joined nabCapital in April 2005 and is responsible for the People & Communications function incorporating People & Culture and Corporate Affairs. Prior to this Cindy worked in a Strategy Role within People & Culture as well as Executive Manager, People & Culture, Australian Region.

Cindy joined the Group in April 2003 having spent the previous 4 years as a consultant to organisations such as AT Kearney, Ernst & Young and Southcorp. Prior to commencing her consulting work, she gained extensive experience as a human resource practitioner within the financial services sector.

Cindy holds a Bachelor of Commerce from the University of Melbourne as well as a Post Graduate Diploma in Human Resource Management.

28

nabCapital
A division of National Australia Bank Limited

Appendix - nabCapital Executive Committee members



John Comito

Managing Director, Chief Financial Officer, nabCapital

John was appointed Chief Financial Officer of Institutional Markets & Services (now nabCapital) in March 2002. Prior to this John was the Global Head of Taxation for the Group where his responsibilities included input into key Group strategic issues such as Group structure, funding and capital and Mergers and Acquisitions.

John has been with National Australia Bank since 1994. He joined National Australia Bank from Price Waterhouse where he worked for six years in various senior taxation roles.

John holds a Bachelor of Business (Accounting), is a qualified Chartered Accountant and has completed post graduate studies in Taxation.



Ken Christie

Managing Director, Chief Risk Officer, nabCapital

Ken is the Chief Risk Officer of nabCapital, having returned to the Bank after being away for 7 years (at KPMG and KPMG Consulting in Melbourne and New York). He is responsible for managing a global team of risk professionals involved in the delivery of Operational Risk, Regulatory Compliance and Credit Risk within nabCapital.

He has extensive Banking and Consulting experience at global Financial Institutions in the USA, Europe, Asia and Australia. His deep and extensive business and risk skills are complemented by a strong understanding of technology gained through experience on large scale technology initiatives at Financial Institutions.

Ken has an undergraduate degree from Victoria University and an MBA from Melbourne University.

29

nabCapital
A division of National Australia Bank Limited

Appendix - nabCapital Executive Committee members



Mike Stone

Managing Director, Head of Structuring & Investments, nabCapital

Mike Stone joined NAB in 2003 from HSBC where he had worked for 18 years. Roles at HSBC included Head of Futures & Options and European Head of Fixed Income Distribution.

Mike's first role at NAB was Head of Markets, London and in 2004 he became General Manager, nabCapital London.

In his role leading Structuring & Investments, his priorities include making sure we optimise the nabCapital Balance Sheet, maximise our returns and create investor products both for institutional and retail investors.

Mike was educated at Warwick University and Manchester gaining BA, MA & MPhil degrees.



Peter Coad

Managing Director, Head of Global Markets, nabCapital

Peter was appointed as General Manager, Markets Division in May 2005, responsible for leading the Markets strategy globally, expanding and improving NAB's product offering and distribution into each of NAB's client segments.

Peter previously worked for Commonwealth Bank of Australia's Markets Division where he held a number of senior positions including Head of Global Markets, Global Head of Rates, FX and Commodities and Global Head of Trading and Product Management.

Peter has extensive international capital and financial markets experience, holding regional and global management roles within the Global Markets divisions of the former Chase Manhattan Bank in New York and Hong Kong and the former Chemical Bank in Hong Kong and Tokyo.

30

nabCapital
A division of National Australia Bank Limited

Appendix - nabCapital Executive Committee members Shaun Dooley Managing Director, Head of Australia, nabCapital Shaun is responsible for Institutional Banking, Corporate Finance and Markets activity in Australia, Americas and Asia region. Previously he was General Manager, Strategy & Implementation and responsible for driving the transformation agenda within Institutional Markets & Services. Shaun’s banking career spans 15 years in the National Australia Bank including roles as General Manager Financial Institutions Group, Head of Distribution & Delivery Global Markets division, responsibility for the e-commerce program of the Wholesale division and relationship management positions both in Melbourne and New York. Prior to joining the Group, Shaun worked for an Australian investment bank and an Australian branch of a US money centre bank. He holds graduate and postgraduate qualifications from Monash University and is a member of the Finance and Treasury Association, the Australian Institute of Banking & Finance and has AFMA accreditation.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 9 February 2007	Name: Brendan T Case
Title: Associate Company Secretary